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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
50575Q 10 2
(CUSIP Number)
Richard J. Lampen
Executive Vice President & General Counsel
New Valley LLC
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	50575Q 10 2	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS: Bennett S. LeBow

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		7,301,561 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		170,295 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,301,561 Shares

WITH	10	SHARED DISPOSITIVE POWER:

170,295 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,471,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 50575Q 10 2	Page 3 of 4 Pages
     This Amendment No. 8 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended to read as follows:
     (a) As of the date hereof, Bennett S. LeBow beneficially owns 7,471,856 shares of Common Stock of the Company, which constitutes approximately 4.9% of the 150,218,934 shares of Common Stock of the Company outstanding (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and assuming the issuance of 40,000 shares of Common Stock upon exercise of presently exercisable options held by Mr. LeBow).
     (b) As of the date hereof, the 7,471,856 shares of Common Stock beneficially owned by Mr. LeBow include (i) 1,263,526 shares of Common Stock held directly by Mr. LeBow, (ii) 5,799,612 shares of Common Stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, (iii) 198,423 shares of Common Stock held by LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iv) 170,295 shares of Common Stock held by The Bennett and Geraldine LeBow Foundation Inc. (“Foundation”), a Florida not-for-profit corporation, and (v) 40,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. LeBow. Mr. LeBow indirectly possesses sole voting power and sole dispositive power over the shares of Common Stock held by the partnerships. LeBow Holdings Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, and is the general partner of LeBow Alpha LLLP. Mr. LeBow is a director, officer and the sole stockholder of LeBow Holdings Inc. and a director and officer of LeBow Gamma Inc. Mr. LeBow and family members serve as directors and executive officers of the Foundation, and Mr. LeBow possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation’s shares of common stock.
     (c) On May 9, 2006, Mr. LeBow transferred 100,000 shares of Common Stock to LeBow Family Irrevocable Trust, a trust whose beneficiaries are the children and grandchildren of Mr. LeBow. Mr. LeBow does not possess voting or dispositive power with respect to these shares. Except for this transaction, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days, except for (i) Richard J. Lampen, Executive Vice President of Vector Group Ltd. and New Valley LLC, and J. Bryant Kirkland III, Vice President and Chief Financial Officer of Vector Group Ltd. and New Valley LLC, who purchased 100,000 and 33,334 shares of Common Stock, respectively, in a private placement on April 27, 2006 at $0.45 per share and (ii) Howard M. Lorber, the President and Chief Executive Officer of Vector Group Ltd. and New Valley LLC, who made a charitable gift on March 29, 2006 of 500,000 shares of Common Stock.
     (e) On May 9, 2006, Mr. LeBow ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

CUSIP No. 50575Q 10 2	Page 4 of 4 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2006

NEW VALLEY LLC
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Bennett S. LeBow
By:	New Valley LLC

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President